Bank of South Carolina Corporation 10-K

Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Bank of South Carolina Corporation (the “Company,” “we,” “us,” or “our”) that are registered under Section 12 of the Securities Exchange Act of 1934. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of our articles of incorporation, as amended, and our amended and restated bylaws, copies of which are filed with or incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our articles of incorporation, as amended, and our amended and restated bylaws for additional information.

Description of Common Stock, No Par Value per Share

General. Holders of our common stock are entitled to one vote per share, to receive dividends when and if declared by our Board of Directors and to share ratably in the assets of the Company legally available for distribution to our shareholders in the event of liquidation. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are, upon issuance and payment therefor, duly authorized, fully paid and nonassessable. The holders of our common stock have cumulative voting rights with respect to the election of directors, subject to certain advance notice requirements set forth in the bylaws and applicable provisions of the South Carolina Business Corporation Act. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. On all other matters, assuming a quorum is present and unless otherwise provided by law, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action.

The issuance of additional shares of our common stock may have the effect of delaying, deferring or preventing a change of control of the Company.

Dividends. As a South Carolina corporation, we are not directly subject to the restrictions on the payment of cash dividends applicable to our subsidiary bank. The Board of Governors of the Federal Reserve System (the “Federal Reserve”) has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition.

Holders of shares of our common stock are entitled to receive such cash dividends as the board of directors may declare out of legally available funds. However, our payment of cash dividends will be subject to the restrictions of South Carolina law applicable to the declaration of distributions to shareholders by a business corporation. Under such provisions, distributions, including cash dividends, may not be paid if, after giving effect to such cash dividend or other distribution, a corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. Our ability to pay cash dividends to the holders of shares of our common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends that our subsidiary bank pays to us.

Regulatory Restrictions on Ownership. The Bank Holding Company Act of 1956, as amended (the “BHCA”), requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Federal Reserve before acquiring 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve before acquiring 10% or more of our common stock under the Change in Bank Control Act. Generally, any company (as defined under the BHCA) that owns or controls 25% or more of our common stock, or a company that owns or controls 5% or more if such company otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA.

Charter and Bylaw Provisions Having Potential Anti-Takeover Effects

The following paragraphs summarize certain provisions of our articles of incorporation, as amended, and amended and restated bylaws that may have the effect, or be used as a means, of delaying or preventing attempts to acquire or take control of the Company, or to remove or replace incumbent directors, that are not first approved by our board of directors, even if those proposed actions are favored by our shareholders. All references to our articles of incorporation reference such articles as amended to date.

Authorized Shares. Our Board of Directors is authorized to approve the issuance of shares of our common stock from time to time. Our Board of Directors has considerable flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits, and grants of stock options. However, the board’s authority also could be used, consistent with the board’s fiduciary duty, to deter future attempts to gain control of the Company by issuing additional common stock to persons friendly to management in order to attempt to block a tender offer, merger, or other transaction by which a third party seeks to gain control.

Advance Notice of Director Nominations. Our bylaws provide that in order to be eligible for consideration at a meeting of shareholders, all nominations for election to the Board of Directors, other than those made by our nominating committee, must be made in writing and delivered or mailed to the President/Chief Executive Officer of the Company not less than 14 days or no more than 50 days prior to any meeting of shareholders calling for election of directors; provided however, that if less than 21 days’ notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the President/Chief Executive Officer of the Company not later than the close of business on the 7th day following the day on which the notice of meeting was mailed. Only shareholders entitled to vote in the election for directors may make nominations to our Board of Directors.

Special Meetings of Shareholders. Our bylaws provide that, unless otherwise prescribed by law, special meetings of our shareholders (1) may be called only by (a) a majority of our Board of Directors, or (b) the president of the Company, and (2) shall be called by the president of the Company at the request of holders of not less than ten percent (10%) of all the outstanding shares of the Company entitled to vote at such a meeting.

Removal of Directors; Filling Vacancies. Our bylaws provide that any or all of our directors may be removed for cause by vote of the shareholders or by action of the Board of Directors. Directors may be removed without cause only by vote of the shareholders. Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason, except the removal of directors without cause, may be filled by a vote of a majority of the directors then in office. Vacancies occurring by reason of the removal of directors without cause must be filled by vote of the shareholders. A director elected to fill a vacancy caused by resignation, death, or removal shall be elected to hold office for the unexpired term of his or her predecessor.

Amendment of Bylaws. Our bylaws provide that the holders of a majority of shares entitled to elect directors may alter, amend, or repeal the bylaws or adopt new bylaws, provided that the Board of Directors may alter, amend, or repeal the bylaws or adopt new bylaws, subject to the right of the shareholders as stated above to alter, amend, or repeal the bylaws or adopt new bylaws.

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